Agricore United™

04 MAR 17 AM 7:21

04010636

SUPPL

March 15, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   March 15, 2004 (Agricore United hosts conference call on Q1 results).

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dlw 3/17

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7

Agricore United

Agricore United hosts conference call on Q1 results

March 15, 2004 Winnipeg – Agricore United announced today that it will release its first quarter results for fiscal 2004 on Thursday, March 18, 2004.

Media and other interested parties are invited to participate in a conference call with Agricore United's Chief Executive Officer Brian Hayward at 2:00 p.m. CST (3:00 p.m. EST). Hayward will provide a summary of the company's results, which will be followed by a question and answer session.

Participants may dial in just before 2:00 p.m. CST at the following number:

1-416-695-9713

Reservation # T484561A
Call Chair: David Carefoot

The conference call will also be digitally recorded and will be available for re-broadcast until April 18. To access the playback, call 1-416-695-6038. The PIN number for the playback is 4561.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

Radean Carter
Communications Coordinator
(204) 944-2238
rcarter@agricoreunited.com